17009153

NITED STATES
D EXCHANGE COMMISSION
aington, D.C. 20549

SEC
Mail Processing
Section
MAR 02 2017
Washington DC
416

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SEC FILE NUMBER
8- 29445

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/2016 (MM/DD/YY) AND ENDING 12/31/2016 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER - DEALER:
Horizons Financial Investment Corporation

OFFICIAL USE ONLY
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

151 Harrington Circle
(No. and Street)

Willingboro (City) NJ (State) 08046 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Richard J. Isackson (609) 877-3355
(Area Code – Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Sanville & Company
(Name - *if individual, state last, first, middle name*)

1514 Old York Road (Address) Abington (City) PA (State) 19001 (Zip Code)

CHECK ONE:
- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (6-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Richard J. Isackson, CFP, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Horizons Financial Investment Corporation, as of December 31, 2016, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified soley as that of a customer, except as follows:

Notary Public of New Jersey
My Commission Expires April 25, 2020

Signature

President
Title

Notary Public

This report** contains (check all applicable boxes):

- ☒ (a) Facing page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietor's Capital.
- ☒ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation, of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- N/A ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- N/A ☐ (m) A copy of the SIPC Supplemental Report.
- N/A ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Exemption Report.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Horizons Financial Investment Corporation
TABLE OF CONTENTS
December 31, 2016

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10178
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horizons Financial Investment Corporation

We have audited the accompanying statement of financial condition of Horizons Financial Investment Corporation (the "Company"), as of December 31, 2016 and the related statements of income, changes in stockholders' equity, changes in liabilities subordinated to claims of general creditors, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Horizons Financial Investment Corporation as of December 31, 2016, and the results of its operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

The Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission have been subjected to audit procedures performed in conjunction with the audit of the Company's financial statements. The supplemental information is the responsibility of the Company's management. Our audit procedures included determining whether the supplemental information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental information. In forming our opinion on the supplemental information, we evaluated whether the supplemental information, including its form and content, is presented in conformity with 17 C.F.R. §240.17a-5. In our opinion, the Schedule I, Computation of Net Capital Under SEC Rule 15c3-1 of the Securities and Exchange Commission and Schedule II, Computation for Determination of Reserve Requirements Under SEC Rule 15c3-3 of the Securities and Exchange Commission are fairly stated, in all material respects, in relation to the financial statements as a whole.

Sanville + Company

Abington, Pennsylvania
February 24, 2017

Horizons Financial Investment Corporation
Statement of Financial Condition
December 31, 2016

Assets		
Cash and cash equivalents	$	9,571
Marketable securities		26,848
Other assets - deferred taxes		600
Total assets	$	37,019
Liabilities and Stockholders' Equity		
Liabilities		
Accounts payable and accrued expenses	$	23,628
Total liabilities		23,628
Stockholders' Equity:		
Common stock, $1.00 par value, authorized - 2,500 shares, issued and outstanding 2000 Shares		2,000
Retained earnings		11,391
Total stockholders' equity		13,391
Total liabilities and stockholders' equity	$	37,019

The accompanying notes are an integral part of these financial statements.

Horizons Financial Investment Corporation

Statement of Income

For the Year Ended December 31, 2016

Revenue		
Commissions	$	31,774
Dividend income		456
Other income		3,580
Total revenue		35,810
Expenses		
Computer expense	$	3,512
Cable		2,915
Fees and registrations		15
Insurance		1,168
Dues and subscriptions		1,050
Office supplies and expenses		1,025
Postage		148
Professional fees		7,327
Rent and occupancy		10,200
Repairs and maintenance		505
Telephone		2,239
Training, seminars and related		159
Utilities		2,100
Regulatory fees and expenses		1,650
Total expenses		34,013
Income (loss) before taxes		1,797
Income tax expense (benefit)		-
Net income	$	1,797

The accompanying notes are an integral part of these financial statements.

Horizons Financial Investment Corporation

Statement of Changes in Stockholders' Equity

For the Year Ended December 31, 2016

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balances at January 1, 2016	2,000	$ 2,000	$	$ 9,594	$ 11,594
Net income	-	-	-	1,797	1,797
Balances at December 31, 2016	2,000	$ 2,000	$ -	$ 11,391	$ 13,391

The accompanying notes are an integral part of these financial statements.

Horizons Financial Investment Corporation
Statement of Changes in Liabilities Subordinated to Claims of General Creditors

For the Year Ended December 31, 2016

Subordinated borrowings at January 1, 2016	$	-
Increases:		-
Decreases:		-
Subordinated borrowings at December 31, 2016	$	-

The accompanying notes are an integral part of these financial statements.

Horizons Financial Investment Corporation

Statement of Cash Flows

For the Year Ended December 31, 2016

Cash flows provided by operating activities:		
Net income	$	1,797
Adjustments to reconcile net income to net cash provided by operating activities:		
Changes in assets and liabilities:		
(Increase) decrease in assets:		
Marketable securities		(3,580)
Increase (decrease) in liabilities:		
Accounts payable and accrued expenses		4,115
Net cash provided by operating activities		2,332
Net increase in cash		2,332
Cash and cash equivalents at beginning of year		7,239
Cash and cash equivalents at end of year		9,571
Supplemental disclosures of cash flow information		
Cash paid during the year for:		
Interest	$	
Income taxes	$	

The accompanying notes are an integral part of these financial statements.

1. Organization

Horizons Financial Investment Corporation (the "Company") is a registered broker dealer with the Securities and Exchange Commission ("SEC") and is a member of the Financial Industry Regulatory Authority ("FINRA"). The Company is incorporated under the laws of the state of New Jersey. The Company conducts its business as a broker/dealer in Mutual Funds. All accounts are on a subscription basis and no customer funds or securities are held. The Company, like other broker dealers, is directly affected by general economic and market conditions, including fluctuations in volume and price level of securities, changes in interest rates and securities brokerage services, all of which have an impact on the Company's liquidity.

2. Summary of Significant Accounting Policies

The following are the significant accounting policies followed by the Company:

Revenue – Securities transactions (and related commission revenue and expense, if applicable) are recorded on a settlement date basis, generally the third business day following the transaction date. This is not materially different from trade date.

Cash and cash equivalents – The Company considers financial instruments with a maturity of less than 90 days to be cash equivalents.

Commissions – Commissions and related clearing expenses, if any, are recorded on a settlement date basis as transactions occur.

Receivables and Credit Policies – Any accounts receivable at the balance sheet date represents commissions due from a trade in the prior fiscal year. Any accounts receivable deemed uncollectible are charged to expense in the year of non-collection. An allowance for doubtful accounts is maintained based on maturity of accounts receivable.

Management individually reviews all receivable balances that exceed 30 days from the invoice date. Any amounts deemed not collectible are written off. Management estimates an allowance for the remaining commissions receivable based on historical collectability. In the opinion of management at December 31, 2016, all receivables were considered collectible and no allowance was necessary.

Investments – Investments in marketable securities are valued at fair market value in the statement of financial condition. Unrealized gains and losses are included in the statement of income.

Income taxes – Income taxes are provided for in accordance with FASB ASC 740, Income Taxes, whereby deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying mounts of existing assets and liabilities and their respective tax bases. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the settlement date. The Company records a valuation allowance when it concludes that it is more likely than not that the deferred tax assets will not be realized.

2. Summary of Significant Accounting Policies (Continued)

Use of estimates – The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results may differ from those estimates and assumptions.

Subsequent events - Management has evaluated the impact of all subsequent events through February 27, 2017, the date the financial statements were available to be issued and has determined that there were no subsequent events requiring disclosure in these financial statements.

3. Related Party Transactions and Lease Commitments

The Company leases space and various pieces of equipment, furnishing and fixtures from the President on a month to month basis, Office rent in the amount of $10,200 was paid for the year ended December 31, 2016. Lease payments for office equipment were $2,400 for the year ended December 31, 2016. As of December 31, 2016 amounts due to the President for lease amounts was $17,928.

4. Fair Value Measurements

FASB ASC 820 defines fair value, establishes a framework for measuring fair value, and establishes a hierarchy of fair value inputs. Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A fair value measurement assumes that the transaction to sell the asset or transfer the liability occurs in the principal market for the asset or liability or, in the absence of a principal market, the most advantageous market. Valuation techniques that are consistent with the market, income or cost approach, as specified by FASB ASC 820 , are used to measure fair value.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels:

Level 1. Quoted prices (unadjusted) in active markets for identical assets or liabilities that the Company can access at the measurement date.
Level 2. Inputs other than quoted prices included within level 1 that are observable for the asset or liability either directly or indirectly.
Level 3. Unobservable inputs for the asset or liability.

The availability of observable inputs can vary from security to security and is affected by a wide variety of factors, including, for example, the type of security, the liquidity of markets, and other characteristics particular to the security. To the extent that valuation is based on models or inputs that are less observable or unobservable in the market, the determination of fair value requires more judgment. Accordingly, the degree of judgment exercised in determining fair value is greatest for instruments categorized in level 3.

4. Fair Value Measurements (Continued)

The inputs used to measure fair value may fall into different levels of the fair value hierarchy. In such cases, for disclosure purposes, the level in the fair value hierarchy within which the fair value measurement falls in its entirety is determined based on the lowest level input that is significant to the fair value measurement in its entirety.

The following table presents the Company's fair value hierarchy for those assets and liabilities measured at fair value on a recurring basis as of December 31, 2016:

	Assets at Fair Value at December 31, 2016			
	Level 1	Level 2	Level 3	Total
Marketable securities owned, at fair value				
Equity security	$ 26,848	$ -	$ -	$ 26,848
Total marketable securities owned, at fair value	**$26,848**	**$**	**$ -**	**$26,848**

As of and during the year ended December 31, 2016, the Company did not hold any Level 3 securities thus, there were no amounts recorded to income or loss for such securities. There were no transfers between levels during 2016.

5. Income Taxes

The aggregate amount of current and deferred income tax expense for the year ended December 31, 2016 was as follows:

Current federal tax	$ -
Current state tax	-
Deferred tax	600
Total income tax expense	$

The Company has a net operating loss carryforward of $12,147 for federal and state income taxes that will expire from 2030-2031 for federal income tax and 2018-2019 for state income tax purposes.

The Company recognizes and discloses uncertain tax positions in accordance with GAAP. As of, and during the year ended December 31, 2016, the Company did not have a liability for unrecognized tax benefits. The Company is no longer subject to examination by federal and state taxing authorities prior to 2013.

6. Computation for Determination of Reserve Requirements

The Company acts as an introducing broker or dealer and will operate in accordance with the exemptive provisions of paragraph (k)(1) of SEC Rule 15c3-3.

7. Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and the related net capital ratio may fluctuate on a daily basis. At December 31, 2016 the Company had net capital of $8,764 which was $3,764 in excess of its required net capital of $5,000. The Company's net capital ratio was 2.70. to 1.

Horizons Financial Investment Corporation
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016 **Schedule I**

COMPUTATION OF NET CAPITAL		
Total stockholders' equity	$	13,391
Deduct stockholders' equity not allowable for Net Capital:		-
Total stockholders' equity qualified for Net Capital		13,391
Deductions and/or charges:		
Non-allowable assets:		
Other assets		600
Total non-allowable assets and haircut deductions		600
Net capital before haircuts on securities positions		12,791
Securities Haircuts:		
Marketable securities		4,027
Total securities haircuts		4,027
Net Capital	$	8,764

COMPUTATION OF AGGREGATE INDEBTEDNESS		
Total aggregate indebtedness liabilities from Statement of Financial Condition		
Commissions payable	$	-
Accounts payable and accrued expenses		23,628
Total aggregate indebtedness	$	23,628
Percentage of aggregate indebtedness to Net Capital		270%
Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)		

Horizons Financial Investment Corporation
Computation of Net Capital Under Rule 15c3-1
of the Securities and Exchange Commission
December 31, 2016 **Schedule I (continued)**

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum Net Capital (6 2/3% of $23,628)	$	1,575
Minimum dollar Net Capital requirement of reporting broker or dealer and minimum Net Capital requirement	$	5,000
Net Capital requirement	$	5,000
Excess Net Capital	$	3,764
Net Capital less greater of 10% of aggregate indebtedness or 120% of minimum net capital	$	2,764

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

<u>Computation of Net Capital Under Rule 15c3-1</u>

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Horizons Financial Investment Corporation

Computation for Determination of Reserve Requirements
Under Rule 15c3-3 of the Securities and Exchange Commission
December 31, 2016 **Schedule II**

The Company is exempt from the provisions of Rule 15c3-3 in accordance with Section (k)(1).

RECONCILIATION BETWEEN COMPUTATION OF ANNUAL AUDIT REPORT
AND COMPUTATION IN COMPANY'S UNAUDITED FOCUS REPORT

Computation for Determination of Reserve Requirements Under
Exhibit A of Rule 15c3-3

No material difference exists between the broker's most recent, unaudited, Part IIA filing and the Annual Audit Report.

Sanville & Company
CERTIFIED PUBLIC ACCOUNTANTS

ROBERT F. SANVILLE, CPA
MICHAEL T. BARANOWSKY, CPA
JOHN P. TOWNSEND, CPA

1514 OLD YORK ROAD ABINGTON, PA 19001
(215) 884-8460 • (215) 884-8686 FAX

MEMBERS OF
AMERICAN INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS
PENNSYLVANIA INSTITUTE OF
CERTIFIED PUBLIC ACCOUNTANTS

17 BATTERY PLACE, 11th FLOOR
NEW YORK, NY 10004
(212) 709-9512

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors
Horizons Financial Investment Corporation

We have reviewed management's statement, included in the accompanying Exemption Report in which (1) Horizons Financial Investment Corporation (the "Company") identified the following provisions of 17 C.F.R. §15c3-3(k) under which the Company claimed an exemption from 17 C.F.R. §240.15c3-3:-(1) (the "exemption provisions") and (2) the Company stated that the Company met the identified exemptive provisions throughout the most recent fiscal year without exception. The Company stated that the Company's management is responsible for compliance with the exemption provisions and its statements.

Our review was conducted in accordance with the standards of the Public Company Accounting Oversight Board (United States) and, accordingly, included inquiries and other required procedures to obtain evidence about the Company's compliance with the exemption provisions. A review is substantially less in scope than an examination, the objective of which is the expression of an opinion on management's statements. Accordingly, we do not express such an opinion.

Based on our review, we are not aware of any material modifications that should be made to management's statements referred to above for them to be fairly stated, in all material respects, based on the provisions set forth in paragraph (k)(1) of Rule 15c3-3 under the Securities Exchange Act of 1934.

Sanville + Company

Abington, Pennsylvania
February 24, 2017

HORIZONS FINANCIAL INVESTMENT CORPORATION
151 HARRINGTON CIRCLE WILLINGBORO, NJ
08046-1825
PHONE: 609-877-3355
FAX: 609-877-4738
e-mail: richard@horizonsfinvest.com

Exemption report:

In accordance with the Company's membership agreement with FINRA the Company is designated to operate under the exemptive provisions of paragraph (k)(1). The Company does not handle cash or securities on behalf of customers. Therefore, the Company, to its best knowledge and belief, is in compliance with Rule 15c3-3 and has been so throughout the year ended December 31, 2016.

Richard J. Isackson
President

2-24-2017
Date

HORIZONS FINANCIAL INVESTMENT CORPORATION.
Financial Statements
and
Supplemental Schedules Pursuant
to SEC Rule 17a-5

December 31, 2016